UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gaucho Group Holdings, Inc.
Full Name of Registrant

Gaucho Group Holdings, Inc.
Former Name if Applicable

1111 Lincoln Road, Suite 500
Address of Principal Executive Office (Street and Number)

Miami, FL 33139
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gaucho Group Holdings, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 within the prescribed time period. As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 12, 2024, on the same day, the Company filed a voluntary petition (the “Chapter 11 Reorganization”) in the United States Bankruptcy Court for the Southern District of Florida seeking relief under Chapter 11 of Title 11 of the United States Code. On June 16, 2025, the Company successfully emerged from Chapter 11 under court approval. The Company is working with its auditors and other professionals to begin review of the financial statements and preparation of the Company’s Form 10-K for the fiscal year ended December 31, 2024, as well as its 10-Q filings for March 31, 2025 and June 30, 2025 and therefore cannot file the June 30, 2025 Quarterly Report on or before the August 14, 2025 due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott L. Mathis	212	739-7650
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ NO ☒
2024 Annual Report on Form 10-K
2025 Quarterly Report on Form 10-Q for March 31, 2025

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described above in Part III - Narrative of this Form 12b-25, the Company has concluded that it is unable to file the Quarterly Report without unreasonable effort and expense. The Company believes that its results of operations for the quarter ended June 30, 2025 differed significantly from its results of operations for the corresponding previous year quarter ended June 30, 2024 due to significant adverse developments that occurred with respect to the Company’s business and liquidity in the year ended December 31, 2024 and which continued into the quarter ended June 30, 2025, including the commencement of the Chapter 11 Reorganization.

Cautionary Statements Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 on includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements contained in this Notification of Late Filing on Form 12b-25 include, but are not limited to, statements regarding the process of the Chapter 11 Reorganization, the Company’s ability to improve its cost structure, capital structure, and liquidity position, and statements about the Company’s unaudited cash, cash equivalents and marketable securities. These statements are based on management’s current expectations, and actual results and future events may differ materially due to risks and uncertainties, including, without limitation, the Company’s financial projections and cost estimates; the Company’s ability to raise funds; the Company’s ability to sell any of its assets; and the effect of the Chapter 11 Reorganization on the Company’s business prospects, financial results and business operations. These and other factors that may affect the Company’s future business prospects, results and operations are identified and described in more detail in the Company’s filings with the SEC, including the Company’s most recent Quarterly Report filed on Form 10-Q. The Company may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements. No undue reliance should be placed on these forward-looking statements, which speak only as of the date of this Form 12b-25. Except as required by applicable law, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

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Gaucho Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2025	By:	/s/ Scott L. Mathis
Scott L. Mathis, President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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